SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Rio de Janeiro – March 19, 2010 – Petrobras announces today its consolidated results expressed in millions of Brazilian Reais, in accordance with generally accepted accounting practices in Brazil (BR GAAP) and the norms issued by the CVM (Brazilian Securities and Exchange Commission).

2009 HIGHLIGHTS
R$ million
4th Quarter					Fiscal Year
3Q-2009	2009	2008	4Q09 X 3Q09 (%)		2009	2008	2009 X 2008 (%)
7,303	8,129	6,189	11	Consolidated Net Income	28,982	32,988	(12)
13,993	15,016	9,223	7	EBITDA	59,944	57,170	5
336,772	347,085	223,991	3	Market Value (Parent Company)	347,085	223,991	55
2,534	2,561	2,428	1	Total Oil and Natural Gas Production	2,526	2,400	5

• Consolidated net income in the 4Q-2009 totaled R$ 8,129 million, 11% up on the previous quarter, fueled by the increase in the average Brent crude price in 4Q-2009 and its impact on exports, the 2.3% upturn in domestic sales and the reduction in operating expenses. The decline in operating expenses in the 4Q-2009 was chiefly due to the non-recurring expense from the special participation tax (government take) from the Marlim field in 3Q-2009.

• Annual consolidated net income totaled R$ 28,982 million, 12% down on 2008, reflecting the reduction in oil and oil product sale prices (34% decline in the average Brent price and 11% slide in the average realization price – ARP), exchange losses during the period when the Company maintained net dollar exposure, and the non-recurring expense from the special participation tax. Note that, despite the lower oil and oil product prices, operating cash flow (EBITDA) increased by 5% to R$ 59,944 million, chiefly due to the reduction in average unit costs and the decline in expenses from imports and the government take, which are pegged to international commodity prices. Excluding the non-recurring expense from the special take in the Marlim field, EBITDA amounted to R$ 62,009 million, 8% up on 2008.

• Total oil and natural gas production in 2009 averaged 2,526 thousand barrels/day, a 5% improvement over 2008, thanks to increased output from the P-52 and P-54 platforms in the Roncador field and the P-53 platform in Marlim Leste, as well as the operational start-up of P-51 (Marlim Sul), FPSO - Cidade de Niterói (Marlim Leste), FPSO – Cidade de São Vicente (TLD Tupi) and FPSO-Cidade de São Mateus (Camarupim), all of which more than offset the natural decline in production from the mature fields.

• Petrobras’ 2009 trade balance, based on oil and oil product exports and imports, recorded a surplus of 156 thousand barrels/day, thanks to the increase in domestic oil production and the 23% decline in the volume of imported oil products. It is worth mentioning that the reduction in diesel imports was due to lower demand and higher output from the Brazilian refineries.

• Annual investments totaled R$ 70,757 million, most of which went to increasing future oil and gas production capacity and to the refineries, in order to expand capacity and improve fuel quality, as well as to the Brazilian gas pipeline network, thereby improving distribution and market access.

• Total reserves closed the year at 14.865 billion barrels of oil equivalent (boe), according to SPE/ANP criteria and 12,143 billion barrels according to SEC criteria. The Reserve Replacement Index (RRI) stood at 75% according to the SPE and 209% according to the SEC (reserve-production ratios of 17 and 14 years, respectively). Proven reserves exclude the pre-salt discoveries in the Santos Basin, still under evaluation, but include 182 million boe from the pre-salt layer in the Espírito Santo Basin.

• Dividends totaled R$ 8,335 million, R$ 7,195 million of which having been provisioned to shareholders in 2009 as interest on own capital, generating a tax benefit of R$ 2,446 million. On December 31, 2009, the Company’s market capitalization amounted to R$ 347,085 million, 55% up on the previous year.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Statement by the CEO,
José Sergio Gabrielli de Azevedo

Dear shareholders and investors,

Our financial results for the fourth quarter and full year of 2009 reflect the Company’s accomplishments during the year, despite the global financial crisis. By maintaining a well-defined strategic focus, we recorded outstanding operating and financial performances.

With improvements in the rational use of resources, efficient cost controls and record capital investment, we continued on our path to becoming one of the world’s largest energy companies. In doing so we created new opportunities in Brazil and abroad, while increasing value to our shareholders.

As a new regulatory framework for the unlicensed Pre-salt areas is being debated in Congress, Petrobras is preparing for a new and even greater era in the country’s economic development. We are currently reviewing our 2010-2014 Business Plan, with a focus on maintaining our growth well into the future.

In 2009, capital spending totaled a record R$ 71 billion, 33% more than in 2008. As a result of this spending, oil and gas output increased by 5.3%, with the start-up of new production units in Brazil, as well as the beginning of production in Akpo, in Nigeria.

The Company’s cash flow continued to increase, up 5% from the previous year, despite a 37% decline in Brent crude prices. Annual net income totaled R$ 29 billion, only 12% lower than 2008. This has allowed us to continue expanding our capital spending. Capital discipline has enabled us to improve our performance and it worth emphasizing that capital discipline remains an important pillar in our expansion plans.

On December 31, 2009, the Company’s market capitalization stood at R$ 347,085 million, 55% above last year’s close. At the Annual Shareholders’ Meeting on April 22, 2010, we will be proposing dividend payments based on 2009 results, of R$ 8 billion, R$ 7 billion of which was already paid in 2009.

Proven reserves in Brazil at the end of 2009 totaled 14.865 billion BOE of oil, condensates and natural gas according to SPE (Society of Petroleum Engineers) criteria. Of this total, only 182 million BOE are from pre-salt reservoirs. As we incorporate reserves from the Pre-salt we should be able to comfortably continue to replace more than 100% of our production each year, as we have done for the last 17 consecutive years. We will begin booking reserves from the Santos pre-salt cluster following the declaration of commerciality, which is expected by December of 2010 for Tupi, by 2011for Carioca, by 2012 for Parati and Guará and by 2013 for Iara.

As a result of the increase in production, Petrobras became a substantial net exporter of crude oil and refined products in 2009, recording a volume surplus of 156,000 barrels/day, and a monetary trade surplus of US$ 2.9 billion.

We should also mention the consolidation of the domestic petrochemical sector, through an agreement with Odebrecht S.A.. The agreement resulted in the merger of Quattor and Braskem. Petrobras now has an important minority position in a world class petrochemical company, with the scale to grow in Brazil and to expand internationally.

In a year of credit aversion and worldwide financial volatility, we managed to contract more than US$ 35 billion of debt at attractive rates and extended tenors. This debt will complement our internally generated cash flow to fund our investment plan.

In 2009 the continued development of the Pre-salt was an extremely productive year: we produced the first oil in the Santos cluster, with the Tupi Extended Well Test; we initiated several new projects and continued other ongoing ones; we announced recoverable oil volume from Guará; and we confirmed the excellent productivity of the pre-salt reservoir in Tupi and Guará.

To conclude, 2009 was an exceptionally challenging year, given the turbulence in the international markets. Although we are beginning 2010 in a much calmer environment, we will continue to approach our challenges in the same uncompromising manner. We remain more determined than ever to use our enterprising spirit to achieve growth, improve results, overcome barriers and build an energy company that respects all its stakeholders while contributing to the development of Brazil, its society, and each country where we operate.

Net Income and Consolidated Economic Indicators

Petrobras posted consolidated net income of R$ 28,982 million in 2009, 12% down on 2008.

R$ million
4th Quarter					Fiscal Year
3Q-2009	2009	2008	4Q09 X 3Q09 (%)		2009	2008	2009 X 2008 (%)

60,264	60,773	65,193	1	Gross Operating Revenues	230,504	266,494	(14)
47,877	47,633	52,136	(1)	Net Operating Revenues	182,710	215,118	(15)
18,862	18,005	14,555	(5)	Gross Profit	73,673	73,495	-
10,641	10,657	4,857	-	Operating Profit (1)	46,128	45,950	-
707	(235)	2,405	(133)	Financial Result	(2,838)	3,129	(191)
7,303	8,129	6,189	11	Net Income	28,982	32,988	(12)
0.83	0.93	0.71	12	Net Income per Share	3.30	3.76	(12)

39	38	28	(1)	Gross Margin (%)	40	34	6
22	22	9	-	Operating Margin (%)	25	21	4
15	17	12	2	Net Margin (%)	16	15	1
13,993	15,016	9,223	7	EBITDA – R$ million(2)	59,944	57,170	5

				Financial and Economic Indicators
68	75	55	10	Brent (US$/bbl)	62	97	(36)
1.87	1.74	2.28	(7)	US Dollar Average Price - Sale (R$)	2.00	1.84	9
1.78	1.74	2.34	(2)	US Dollar Last Price - Sale (R$)	1.74	2.34	(26)

				Price Indicators
152.65	154.82	176.48	1	Average Oil Products Realization Prices (R$/bbl)	157.77	176.41	(11)
				Average sale price - Brazil
64.00	70.24	47.95	10	Oil (US$/bbl)	54.22	81.55	(34)
19.66	15.51	34.76	(21)	Natural Gas(US$/bbl)	22.53	40.15	(44)
				Average sale price - International
57.16	64.39	47.37	13	Oil (US$/bbl)	53.58	63.16	(15)
12.30	14.36	17.81	17	Natural Gas(US$/bbl)	12.65	17.06	(26)

(1) Operating income before financial result, equity balance and taxes.
(2) Operating income before financial result, equity balance and depreciation/amortization.
(*) Unaudited.

R$ million
4th Quarter					Fiscal Year
3Q-2009	2009	2008	4Q09 X 3Q09 (%)		2009	2008	2009 X 2008 (%)

11,658	10,026	6,156	(14)	Operating Income as per Brazilian Corporate Law	43,206	48,205	(10)
(707)	235	(2,405)	133	(-) Financial Result	2,838	(3,129)	191
(310)	396	1,106	228	(-) Equity Income Result	84	874	(90)
(394)	(386)	(154)	2	Provision for Employees Profit Sharing	(1,495)	(1,345)	(11)

10,247	10,271	4,703	-	Operating Profit	44,633	44,605	-

3,746	4,201	3,587	12	Depreciation / Amortization	14,767	11,632	27
-	544	933		(-) Impairment	544	933	(42)

13,993	15,016	9,223	7	EBITDA	59,944	57,170	5

29	32	18	3	EBITDA Margin (%)	33	27	6

EBITDA is a measure not recognized by the accounting practices adopted in Brazil and other companies may define it in different ways. It should not be considered as an alternative indicator for measuring operating income, or as the best form of measuring liquidity or cash flow from operating activities. EBITDA is an additional measure of the Company’s capacity to amortize debt, maintain investments and cover working capital needs.

The behavior of the various components of consolidated net income (2009 vs. 2008) is shown below:

• A R$ 178 million increase in gross profit:

	R$ million
	Change 2009 X 2008
Gross Profit Analysis - Main Items	Net Revenues	Cost of Goods Sold	Gross Profit
• Domestic Market: - volumes sold	(6,539)	2,395	(4,144)
- domestic prices	(11,686)		(11,686)
• International Market: - export volumes	3,063	239	3,302
- export price	(12,635)		(12,635)
• Increase (decrease) in expenses:(*)		21,745	21,745
• Increase (decrease) in profitability of distribution segment	2,632	(2,116)	516
• Increase (decrease) in profitability of trading operations	(5,944)	7,721	1,777
• Increase (decrease) in international sales	(4,280)	4,801	521
• FX effect on controlled companies abroad	3,507	(2,815)	692
• Other	(526)	616	90

	(32,408)	32,586	178

(*) Expenses Composition:	Value
- import of crude oil and oil products and gas	16,789
- domestic Government Take	5,122
- generation and purchase of energy for commercialization	1,170
- non-oil products, including alcohol, biodiesel and other	512
- transportation: maritime and pipelines (1)	271
- third-party services	53
- salaries, benefits and charges	(291)
- materials, services, rents and depreciation	(1,881)

21,745

• Operating expenses remained stable. The main variations are shown below:

√ Reduction in provisions for impairment losses (R$ 389 million), due to higher provisions for exploration and production assets in 2008, thanks to the decline in oil prices forecast;

√ Reduction in research and development costs (R$ 342 million), due to the decline in provisions for the contracting of projects with institutions accredited by the ANP (R$ 533 million), in turn due to lower oil prices which affects the calculation base for establishing minimum R&D investments;

√ Reduction in taxes (R$ 205 million), due to lower withholding tax on the 2009 distribution of dividends from foreign subsidiaries (R$ 80 million), the reduction in PIS and COFINS taxes on non-core activities and lower IOF tax on financial operations (R$ 52 million);

√ Increase in other operating expenses (R$ 876 million), due to non-recurring expenses from the special participation take from the Marlim field in September 2009, pursuant to the agreement between Petrobras and the ANP (R$ 2,065 million). This was partially offset by the reduction in losses from the depreciation of inventories (R$ 731 million), non-recurring expenses from provisions for contingencies related to the payment of additional royalties on the Guando field in Colombia, in 2008 (R$ 227 million), lower expenses from institutional relations and cultural projects (R$ 158 million) and the exchange variation on these expenses (R$ 159 million), in addition to the launch of new operations in Chile and Japan.

• Financial loss (R$ 5,967 million), due to losses from the exchange variation on foreign assets (R$ 12,055 million), combined with losses from hedge operations (R$ 1,075 million), which more than offset exchange gains on the net debt (R$ 2,771 million) and the monetary variation on funding operations (R$ 2,727 million).

• Increase in equity income (R$ 790 million), reflecting the better 2009 results from the petrochemical sector (R$ 682 million) which in 2008 were affected by FX losses on financings and by international segment (R$ 127 million), which in 2008 accrued higher losses from Pasadena refinery related to impairment, despite the 2009 losses associated with the acquisition price of the 50% remaining stake arbitrated by judicial decision.

• Minority interest (R$ 4,842 million), due to exchange gains on debt from structured projects.

• Income Tax and Social Contribution (R$ 5.985 Millions) reduced due to: a) lower net income in 2009 b) increased results in units abroad with lower income tax regimes and c) losses in 2008 with some subsidiaries which realization of fiscal benefits were remote.

The behavior of the various components of consolidated net income (4Q-2009 vs. 3Q-2009) is shown below:

• A R$ 857 million reduction in gross profit:

	R$ million
	Change
	4Q-2009 x 3Q-2009
Gross Profit Analysis - Main Items	Net Revenues	Cost of Goods Sold	Gross Profit
• Domestic Market: - volumes sold	330	668	998
- domestic prices	(40)		(40)
• International Market: - export volumes	(1,403)	770	(633)
- export price	66		66
• (Increase) decrease in expenses:(*)		(1,263)	(1,263)
• Increase (decrease) in profitability of distribution segment	1,106	(1,099)	7
• Increase (decrease) in profitability of trading operations	343	(369)	(26)
• Increase (decrease) in international sales	(145)	281	136
• FX effect on controlled companies abroad	(580)	489	(91)
• Other	79	(90)	(11)

	(244)	(613)	(857)

(*) Expenses Composition:	Value
- generation and purchase of energy for commercialization	(518)
- domestic Government Take	(346)
- import of oil, oil products and gas	(225)
- materials, services, rents and depreciation	(105)
- salaries, benefits and charges	(100)
- third-party services	(85)
- transportation: maritime and pipelines (1)	116

(1,263)

(1) Expenses with transportation, terminals and pipelines.

Due to the average inventory period of 60 days, international oil and oil product prices, as well as the impact of the exchange rate on imports and government take are not fully reflected in the cost of goods sold in the actual period, but in the subsequent period.

The chart below shows the estimated impact on COGS:

	3Q-09	4Q-09	Δ (*)
Effect of the weighted average cost (Real MM)	621	195	(426)
( ) quarter Sales Cost increase

(*)The impact of selling inventories formed at a lower unit cost in previous periods was smaller in the 4Q-2009 than in the 3Q-2009, reflecting the behavior of international oil and oil products prices and FX rate.

• Reduction of R$ 873 million in operating expenses, notably the decline in other operating expenses (R$ 1,369 million), due to the special participation take from the Marlim field in the previous quarter, pursuant to the agreement between Petrobras and the ANP (R$ 2,048 million), partially offset by the increase in expenses from institutional relations and cultural projects (R$ 147 million) and losses from the impairment of domestic exploration and production assets (R$ 544 million).

• Reduction in the financial result (R$ 942 million), due to monetary gains on funding transactions (R$ 1,167 million), offset by the reduction in exchange losses on funds invested abroad (R$ 138 million).

• Reduction in equity income (R$ 706 million), reflecting the weaker result of the petrochemical sector and the provisions for losses on investments in the Pasadena refinery.

• Minority interest (R$ 1,322 million), due to the revision of future flows from financial leasing operations and the reduction in exchange gains on debt from structured projects.

RESULTS BY BUSINESS AREA

Petrobras operates in an integrated manner, with the greater part of oil and gas production in the Exploration and Production area being transferred to other Company areas.

When reporting results per business area, transactions with third parties and transfers between business areas are valued in accordance with the internal transfer prices established between the various areas and assessment methodologies based on market parameters.

EXPLORATION AND PRODUCTION

3Q-2009	4Q-2009	4Q09 X 3Q09 (%)	2009	2008	2009 X 2008 (%)

5,198	6,467	24	19,601	37,617	(48)

(4Q-2009 x 3Q-2009): Net income moved up due to the 8% increase in the volume of oil transferred/sold and the 3Q-2009 recognition of non-recurring expenses from the special take from the Marlim field (R$ 2,048 million), pursuant to the agreement between Petrobras and ANP.

These factors were partially offset by estimated impairment losses (R$ 551 million).

The spread between the average domestic oil sale/transfer price and the average Brent price widened from US$ 4.27/bbl in the 3Q-2009 to US$ 4.32/bbl in the 4Q-2009.

(2009 x 2008): The reduction in net income reflected the change in average oil prices on the international market and non-recurring expenses from the special take from the Marlim field, pursuant to the agreement between Petrobras and the ANP, partially offset by the 6% increase in average daily oil and NGL production and the lower government take (24%).

The spread between the average domestic oil sale/transfer price and the average Brent price fell from US$ 15.44/bbl in 2008 to US$ 7.29/bbl in 2009, reflecting the market appreciation of "heavy” versus “light” crudes.

Domestic Production (Th. barrels/day) (*)

4th Quarter					Fiscal Year
3Q-2009	2009	2008	4Q09 X 3Q09 (%)		2009	2008	2009 X 2008 (%)

1,974	1,993	1,865	1	Oil and NGL	1,971	1,855	6
319	320	330		Natural Gas (1)	317	321	(1)

2,293	2,313	2,195	1	Total	2,288	2,176	5

(*) Unaudited
(1) Does not include liquefied gas and includes re-injected gas

(4Q-2009 x 3Q-2009): The production upturn, chiefly due to the operational start-up of new wells linked to FPSO Espírito Santo (Parque das Conchas), Cidade de São Vicente (Tupi) and P-53 (Marlim Leste), more than offset the natural decline in the mature fields.

(2009 x 2008): Increased output from the P-52 (Roncador), P-54 (Roncador) and P-53 (Marlim Leste) platforms, coupled with the start-up of P-51 (Marlim Sul), FPSO-Cidade de Niterói (Marlim Leste), Cidade de São Vicente (Tupi), Espírito Santo (Parque das Conchas), Frade and Cidade de São Mateus (Camarupim), more than offset the natural decline in the mature fields.

Lifting Cost – Domestic(*)

4th Quarter					Fiscal Year
3Q-2009	2009	2008	4Q09 X 3Q09 (%)		2009	2008	2009 X 2008 (%)
				US$/barrel:
9.02	9.51	8.24	5	• • without government participation	8.78	9.26	(5)
22.86	24.74	18.11	8	• • with government participation	20.51	26.08	(21)

				R$/barrel:
16.84	16.51	19.09	(2)	• • without government participation	17.20	17.08	1
41.62	43.04	41.48	3	• • with government participation	39.49	47.61	(17)

(*) Unaudited

Lifting Cost Excluding Government Take

(4Q-2009 x 3Q-2009): Excluding the impact of the appreciation of the Real, the unit lifting cost increased by 1%, chiefly due to higher expenses from well interventions and maintenance in the Campos Basin.

(2009 x 2008): Excluding the impact of the depreciation of the Real, the unit lifting cost remained flat over the previous year, since the upturn in personnel expenses was offset by the higher number of well interventions and scheduled stoppages in production units in 2008.

Lifting Cost Including Government Take

(4Q-2009 x 3Q-2009): The increase in the government take resulted from higher international oil prices.	(2009 x 2008): The decline in this indicator was due to lower international prices, partially offset by increased output from the new production systems.

REFINING, TRANSPORTATION & MARKETING

3Q-2009	4Q-2009	4Q09 X 3Q09 (%)	2009	2008	2009 X 2008 (%)

2,052	1,196	(42)	13,331	(3,611)	469

(4Q-2009 x 3Q-2009): The reduction in net income was due to higher oil acquisition/transfer and oil product import costs, lower oil and oil product export volume, and the reduced result from investments in the petrochemical sector (R$ 567 million) despite the positive period performance.

These factors were partially offset by higher average sales prices, reflecting the behavior of those oil products whose prices are pegged to international prices, and higher domestic oil product sales volume.

(2009 x 2008): The improved result was due to lower oil acquisition/transfer and oil product import costs, reflecting the behavior of international oil prices.

These effects were partially offset by the reduction in average oil product prices due to lower export prices, and, in Brazil, to the reduced price of those oil products pegged to international prices.

Imports and exports (Th. barrels/day)

4th Quarter					Fiscal Year
3Q-2009	2009	2008	4Q09 X 3Q09 (%)		2009	2008	2009 X 2008 (%)

429	373	276	(13)	Crude oil imports	397	373	6
209	139	123	(33)	Oil products imports	152	197	(23)

638	512	399	(20)	Import of crude oil and oil products	549	570	(4)

485	463	559	(5)	Crude oil exports(1) (2)	478	439	9
239	215	231	(10)	Oil products exports(1)	227	234	(3)

724	678	790	(6)	Export of crude oil and oil products(1)	705	673	5

86	166	391	93	Net exports (imports) crude oil and oil products	156	103	51

23	4	2	(83)	Other imports	10	5	100
2	4	1	100	Other exports(1)	2	3	(33)

(1) Unaudited
(2) Export volumes from Exploration & Production and RTM segments.

(4Q-2009 x 3Q-2009): The reduction in the exports volumes is a consequence of the increase in inventories given the expected maintenance stoppages scheduled for the first quarter of 2010. The imports decreased mainly because of the pro- diesel refining program.

(2009 x 2008): the increase in oil production was responsible for the increase in the exports. The imports decreased mainly because of the lower diesel imports due to the emergency operation of diesel-powered thermal plants in 2008, the period reduction in GDP growth, the increase in the biodiesel percentage and the pro-diesel refining program.

Oil Products (Th. barrels/day) (*)

	4th Quarter				Fiscal Year
3Q-2009	2009	2008	4Q09 X 3Q09 (%)		2009	2008	2009 X 2008 (%)

1,867	1,867	1,708		Output Oil products	1,823	1,787	2
1,942	1,942	1,942		Primary Processed Installed Capacity(1)	1,942	1,942
94	94	87		Use of Installed Capacity (%)	92	91	1
79	78	78	(1)	Domestic crude as % of total feedstock processed	79	78	1

(*) Unaudited.
(1) As per ownership recognized by the ANP.

Processed Feedstock – Domestic (Th. barrels/day) (*)

	4th Quarter			Fiscal Year
3Q-2009	2009	2008	4Q09 X 3Q09 (%)	2009	2008	2009 X 2008 (%)

1,826	1,833	1,683	-	1,791	1,765	1

(*) Unaudited.

(4Q-2009 x 3Q-2009): No changes.	(2009 x 2008): Increase of 1%, due to the lower number of scheduled stoppages in the distillation units.

Refining Cost – Domestic

4th Quarter					Fiscal Year
3Q-2009	2009	2008	4Q09 X 3Q09 (%)		2009	2008	2009 X 2008 (%)

3.37	3.76	2.33	12	Refining Cost (US$/barrel)	3.21	3.24	(1)
6.27	6.54	5.65	4	Refining Cost (R$/barrel)	6.26	5.93	6

(*) Unaudited.

(4Q-2009 x 3Q-2009): Increase of 4%, excluding the exchange variation, due to higher expenses from scheduled stoppages and third-party services, chiefly related to maintenance and repairs.
(2009 x 2008): Excluding the impact of the depreciation of the Real, the domestic refining cost moved up by 7%, due to higher expenses with personnel and materials, in turn chiefly due to the higher price of catalysts and other chemical products.

GAS AND POWER

3Q-2009	4Q-2009	4Q09 X 3Q09 (%)	2009	2008	2009 X 2008 (%)

415	196	(53)	914	(315)	390

(4Q-2009 x 3Q-2009): The reduction in net income was due to the addendum to the agreement for the supply of natural gas imported from Bolivia, which generated a cost increase of R$ 175 million in 4Q- 2009.

(2009 x 2008): The annual improvement was due to the following factors:

• Increased fixed revenue from energy auctions (Regulated Contracting Environment), as well as energy exports;

• The greater availability of energy for trading, due to the recovery of the peg;

• Higher hydroelectric reservoir levels, reducing the average energy acquisition cost and increasing sales margins, partially offset by reduced thermal power output;

• The reduction in natural gas import/transfer costs, in line with the behavior of international prices.

Other contributory factors included the conclusion of infrastructure projects, which facilitated gas production outflow, thereby avoiding the failure-to- supply penalties incurred in 2008.

Gas Imports (Th. barrels/day) (*)

	4th Quarter			Fiscal Year
3Q-2009	2009	2008	4Q09 X 3Q09 (%)	2009	2008	2009 X 2008 (%)

141	134	181	(5)	140	191	(27)

(*) Unaudited.

DISTRIBUTION

				Fiscal Year
3Q-2009	4Q-2009	4Q09 X 3Q09 (%)	2009	2008	2009 X 2008 (%)

411	305	(26)	1,254	1,234	2

(4Q-2009 x 3Q-2009): The decline in net income resulted from lower sales margins (2%), as well as personnel expenses related to the collective bargaining agreement (R$ 45 million), higher expenses from institutional relations and sales promotions (R$ 31 million) and the recognition of losses from uncollectable trade notes (R$ 27 million).

These factors were partially offset by the 2% increase in sales volume.

The segment recorded a 38.6% share of the fuel distribution market in the 4Q-2009, versus 38.8% in the previous quarter.

(2009 x 2008): The annual upturn in net income was due to the 13% increase in sales volume, primarily caused by the inclusion of sales from Alvo Distribuidora, despite the consequent increase in SG&A expenses (R$ 313 million).

Sales margins narrowed by 2%, thanks to lower average sales prices, partially offsetting the improvement in the result.

The Company’s share of the fuel distribution market climbed from 34.9% in 2008 to 38.6% in 2009.

INTERNATIONAL

3Q-2009	4Q-2009	4Q09 X 3Q09 (%)	2009	2008	2009 X 2008 (%)

254	(179)	(170)	(220)	(1,860)	88

(4Q-2009 x 3Q-2009): The revenue reduction was due to the write-off of dry or economically unviable wells in Libya, Bolivia, Argentina and Angola (R$ 377 million), combined with the increase in exploration costs (R$ 62 million).

(2009 x 2008): The main events impacting the 2009 result were:

• Increased gross profit (R$ 961 million), due to improved refining margins in the United States and Japan and higher oil sales volume, partially offset by the decline in international prices;

• Reduced losses from the devaluation of inventories (R$ 261 million);

• The recognition, in 2008, of provisions for impairment losses (R$ 330 million) and losses from the devolution of Block 31, in Ecuador (R$ 182 million).

International Production (Th. barrels/day) (*)

4th Quarter					Fiscal Year
3Q-2009	2009	2008	4Q09 X 3Q09 (%)		2009	2008	2009 X 2008 (%)
				Consolidated - International Production
137	143	121	4	Oil and NGL	132	111	19
94	96	98	2	Natural Gas (1)	96	99	(3)
231	239	219	3	Total	228	210	9
10	9	14	(10)	Non Consolidated - Internacional Production (2)	10	14	(29)

241	248	233	3	Total International Production	238	224	6

(*) Unaudited.
(1) Does not include liquefied gas and includes re-injected gas.
(2) Non consolidated companies in Venezuela.

(4Q-2009 x 3Q-2009): Consolidated international oil and NGL production increased due to the start-up of new wells in the Akpo field in 4Q-2009.

Consolidated gas production moved up by 2% due to the 20-day strike in Argentina in 3Q-2009, offset by reduced imports of Bolivian gas to Brazil in 4Q-2009.

(2009 x 2008): Consolidated international oil and NGL production increased due to the start-up of production in Agbami (July 2008) and Akpo (March 2009), both in Nigeria, partially offset by the reduction in Ecuador due to the sale of part of the interest in Block 18 (December 2008).

Consolidated gas production fell by 3% due to the reduction in Brazil’s imports of Bolivian gas and lower consumption by thermal plants as a result of increased production by the hydro plants, offset by the higher interest in Sierra Chata, in Argentina, in 4Q-2008.

International Lifting Cost

4th Quarter				Fiscal Year
3Q-2009	2009	2008	4Q09 X 3Q09 (%)	2009	2008	2009 X 2008 (%)

5.72(1)	6.49	5.36	13	5.42	4.73	15

(*) Unaudited.
(1) Revisions on the lifting cost from Nigeria and Angola.

(4Q-2009 x 3Q-2009): The increase was due to higher costs in the Akpo field in Nigeria, due to the intensification of operations, combined with the upturn in Argentina due to the greater number of well interventions and higher third-party service and material prices.
(2009 x 2008): The upturn was caused by higher third-party service prices in Argentina.

Processed feedstock – International

4th Quarter				Fiscal Year
3Q-2009	2009	2008	4Q09 X 3Q09 (%)	2009	2008	2009 X 2008 (%)

204	205	188	0	197	172	15

(*) Unaudited.

(4Q-2009 x 3Q-2009): In line with the previous quarter.
(2009 x 2008): Growth of 15% due to the inclusion of the Japanese refinery as of April 2008, as well as the improved operational performance of the refinery in the United States, thanks to the lower number of scheduled and unscheduled stoppages in 2009.

Oil Products – International (*) (Th. barrels/day)

4th Quarter					Fiscal Year
3Q-2009	2009	2008	4Q09 X 3Q09 (%)		2009	2008	2009 X 2008 (%)

207	220	209	6	Output Oil products	211	183	15
281	281	281	0	Primary Processed Installed Capacity(1)	281	281
67	68	64	1	Use of Installed Capacity (%)	66	61	5

(*) Unaudited.

Refining Cost – International

4th Quarter				Fiscal Year
3Q-2009	2009	2008	4Q09 X 3Q09 (%)	2009	2008	2009 X 2008 (%)

3.50 (1)	3.07	3.70	(12)	4.23	5.34	(21)

(*) Unaudited.
(1) Recalculation of Japanese Refinery cost.

(4Q-2009 x 3Q-2009): The reduction in refining costs was due to lower costs from maintenance and repairs, combined with the improved operational performance of the Pasadena refinery (USA).	(2009 x 2008): The reduction was due to lower expenses from scheduled stoppages and repairs, combined with an increase in the volume of processed crude at the Pasadena refinery (USA).

Sales Volumes – (Th. Barrels/day) (*)

4th Quarter					Fiscal Year
3Q-2009	2009	2008	4Q09 X 3Q09 (%)		2009	2008	2009 X 2008 (%)
769	782	753	2	Diesel	740	760	(3)
327	366	364	12	Gasoline	338	344	(2)
104	103	111	(1)	Fuel Oil	102	110	(7)
175	161	143	(8)	Nafta	164	151	9
222	212	211	(5)	GLP	210	213	(1)
82	84	79	2	QAV	79	75	5
131	141	106	8	Other	121	84	44

1,810	1,849	1,767	2	Total Oil Products	1,754	1,737	1
118	126	44	7	Alcohol, Nitrogens, Biodiesel and other	112	88	27
244	247	311	1	Natural Gas	240	321	(25)

2,172	2,222	2,122	2	Total domestic market	2,106	2,146	(2)
726	682	791	(6)	Exports	707	676	5
531	478	440	(10)	International Sales	537	552	(3)

1,257	1,160	1,231	(8)	Total international market	1,244	1,228	1

3,429	3,382	3,353	(1)	Total	3,350	3,374	(1)

(*) Unaudited.

Annual domestic sales volume fell by 2% over 2008, reflecting sales of the following products:

• Diesel (reduction of 3%) – due to the emergency operation of diesel-powered thermal plants in 2008, the period reduction in GDP growth, the increase in the biodiesel percentage to 4%, the decline in the 2009 grain harvest and the increased share of third-party diesel (importers and the Riograndense Refinery).

• Gasoline (decline of 2%) – due to the reduction of the purely-gasoline-powered fleet and the increased share of other players in 2009, especially in regard to gasoline blends, due to imported refinery streams.

• Fuel oil (reduction of 7%) – reflecting the decline in output from the manufacturing industry due to the global crisis, the reduction in thermal plant consumption and zero consumption by the pelletizing industry.

• Naphtha (increase of 9%) – due to scheduled stoppages in petrochemical units and their lower orders in 2008, triggered by the crisis that hit the entire petrochemical chains.

• Natural gas (reduction of 25%) – due to the economic slowdown, the replacement of gas with fuel oil for industrial use, and reduced demand from thermal plants due to higher water-reservoir levels in the Southeast hydropower-plants , compared to the beginning of 2008.

Exports moved up by 5% thanks to increased output.

International sales fell by 3% due to lower offshore volume caused by the termination of tender agreements in 2009.

CORPORATE OVERHEAD (US$ MILLION) (*)

4th Quarter				Fiscal Year
3Q-2009	2009	2008	4Q09 X 3Q09 (%)	2009	2008	2009 X 2008 (%)

745	799	589	7	2,589	2,792	(7)

(*) Unaudited.

(4Q-2009 x 3Q-2009): Excluding the exchange effects, corporate overhead remained flat over the previous quarter, thanks to lower personnel expenses, partially offset by the increase in expenses from sponsorships and social programs.

(2009 x 2008):  Excluding the impact of the depreciation of the Real, corporate overhead decreased 1%, due to reduced expenses from sponsorships and advertising, reflecting the Company’s more efficient cost controls, partially offset by the upturn in data-processing and personnel

Consolidated Investments

In compliance with the goals outlined in its strategic plan, Petrobras continues to prioritize investments in the expansion of its oil and natural gas production capacity by investing its own funds and by structuring ventures with strategic partners. In 2009, total investments amounted to R$ 70,757 million, 33% more than in 2008.

R$ million
	Fiscal Year
	2009	%	2008	%	Δ %
• Own Investments	63,663	90	46,526	87	37

Exploration & Production	30,819	44	24,662	46	25
Supply	16,508	23	10,111	19	63
Gas and Energy	6,562	9	3,821	7	72
International(1)	6,833	10	6,133	12	11
Distribution	635	1	558	1	14
Corporate	2,306	3	1,241	2	86

• Special Purpose Companies (SPCs)(2)	5,564	8	5,645	11	(1)

• Projects under Negotiation	1,530	2	1,178	2	30

Total Investments	70,757	100	53,349	100	33

(1) International	6,833	100	6,133	100	11

Exploration & Production	4,170	61	5,252	86	(21)
Supply	1,259	18	448	7	181
Gas and Energy	218	3	250	4	(13)
Distribution	1,142	17	41	1	2,685
Other	44	1	142	2	(69)

(2) Projects Developed by SPCs	5,564	100	5,645	100	(1)

Exploration & Production	815	15	1,531	27	(47)
Supply	842	15	723	13	16
Gas and Energy	3,907	70	3,391	60	15

In line with its strategic objectives, Petrobras acts in consortiums with other companies as a concessionaire of oil and gas exploration, development and production rights. Currently the Company is a member of 105 consortiums, of which it operates 71.

Consolidated Debt

	R$ million

	12.31.2009	12.31.2008	Δ %
Short-term Debt (1)	15,277	13,859	10
Long-term Debt (1)	85,052	50,854	67

Total	100,329	64,713	55
Cash and cash equivalents	28,796	15,889	81
Net Debt (2)	71,533	48,824	47
Net Debt/(Net Debt + Shareholder's Equity) (1)	31%	26%	5
Total Net Liabilities (3)	316,811	276,275	15
Capital Structure
(third parties net / total liabilities net)	50%	50%	-

(1) Includes contractual commitments involving the transfer of benefits, risk and the control of goods (R$ 739 million on December 31, 2009 and R$ 1,390 on December 31, 2008).
(2) Total debt less cash and cash equivalents.
(3) Total liabilities net of cash/financial investments.

	US$ million

	12.31.2009	12.31.2008	Δ %
Short-term Debt (1)	8,774	5,930	48
Long-term Debt (1)	48,847	21,760	124

Total	57,621	27,691	108

The net debt of the Petrobras System increased by 47% over December 31, 2008, due to financing operations, mainly maturing in the long-term, pursuant to the Company’s 2009/2013 business plan and the payment of interest on own capital during 2009.

The level of indebtedness, measured by the net debt/EBITDA ratio, increased from 0.85 on December 31, 2008, to 1.19 on December 31, 2009. The portion of the capital structure represented by third parties was 50%.

Income Statement – Consolidated

R$ million
4th Quarter				Fiscal Year
3Q-2009	2009	2008		2009	2008

60,264	60,773	65,193	Gross Operating Revenues	230,504	266,494
(12,387)	(13,140)	(13,057)	Sales Deductions	(47,794)	(51,376)

47,877	47,633	52,136	Net Operating Revenues	182,710	215,118
(29,015)	(29,628)	(37,581)	Cost of Goods Sold	(109,037)	(141,623)

18,862	18,005	14,555	Gross profit	73,673	73,495
			Operating Expenses
(1,757)	(1,785)	(2,151)	Sales	(7,152)	(7,162)
(1,966)	(1,858)	(2,164)	General and Administratives	(7,410)	(7,247)
(785)	(871)	(1,380)	Exploratory Cost	(3,458)	(3,494)
-	(544)	(933)	Losses on recovery of assets	(544)	(933)
(416)	(243)	(437)	Research & Development	(1,364)	(1,706)
(109)	(223)	(431)	Taxes	(658)	(863)
(335)	(340)	(359)	Pension and Health Plan	(1,370)	(1,427)
(2,853)	(1,484)	(1,843)	Other	(5,589)	(4,713)

(8,221)	(7,348)	(9,698)		(27,545)	(27,545)

			Net Financial Expenses
912	909	1,572	Income	3,505	3,494
(1,429)	(1,596)	(1,386)	Expenses	(5,854)	(4,193)
1,684	538	(39)	Net Monetary Variation	2,112	(353)
(460)	(86)	2,258	Net Exchange Variation	(2,601)	4,181

707	(235)	2,405		(2,838)	3,129

(7,514)	(7,583)	(7,293)		(30,383)	(24,416)
310	(396)	(1,106)	Participation in Equity Income	(84)	(874)

11,658	10,026	6,156	Operating Profit	43,206	48,205
(3,033)	(1,905)	(1,761)	Income Tax & Social Contribution	(9,977)	(15,962)
(928)	394	1,948	Minority Interest	(2,752)	2,090
(394)	(386)	(154)	Employees Profit Sharing	(1,495)	(1,345)

7,303	8,129	6,189	Net Income	28,982	32,988

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

Balance Sheet – Consolidated

ASSETS	R$ million
	12.31.2009	09.30.2009	12.31.2008

Current Assets	76,674	75,719	63,575

Cash and Cash Equivalents	28,796	30,088	15,889
Accounts Receivable	13,984	13,643	14,904
Inventories	21,425	20,635	19,977
Marketable Securities	124	178	289
Taxes Recoverable	9,651	8,118	9,641
Other	2,694	3,057	2,875

Non Current Assets	268,933	258,071	228,589

Long-term Assets	26,380	25,204	21,255

Petroleum & Alcohol Account	817	817	810
Marketable Securities	4,639	4,635	4,066
Deferred Taxes and Social Contribution	12,932	11,760	10,238
Prepaid Expenses	1,294	1,045	1,400
Accounts Receivable	3,285	3,698	1,327
Deposits - Legal Matters	1,989	1,809	1,853
Other	1,424	1,440	1,561

Investments	3,148	5,589	5,107
Fixed Assets	230,231	217,877	190,754
Intangible	6,808	6,879	8,003
Deferred	2,366	2,522	3,470

Total Assets	345,607	333,790	292,164

LIABILITIES	R$ million
	12.31.2009	09.30.2009	12.31.2008

Current Liabilities	58,029	52,317	62,557

Short-term Debt	14,887	10,224	13,274
Suppliers	16,981	14,814	17,028
Taxes and Social Contribution	12,748	10,119	12,741
Project Finance	212	215	189
Pension and Health Plan	1,208	1,173	1,152
Dividends	2,333	4,171	9,915
Salaries, Benefits and Charges	2,294	2,539	2,016
Other	7,366	9,062	6,242
Non Current Liabilities	126,503	121,453	88,589

Long-term Debt	84,703	79,237	50,049
Pension Plan	3,561	3,594	3,476
Health Plan	11,185	11,015	10,297
Deferred Taxes and Social Contribution	17,239	16,616	13,100
Provision for well abandonment	4,896	6,686	6,582
Deferred Income	1,232	1,212	1,293
Other	3,687	3,093	3,792
Minority interest	1,610	4,628	2,653
Shareholders’ Equity	159,465	155,392	138,365

Capital Stock	78,967	78,967	78,967
Reserves/Net Income	80,498	76,425	59,398

Total Liabilities	345,607	333,790	292,164

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

Statement of Cash Flow – Consolidated

R$ million
4th Quarter				Fiscal Year
3Q-2009	2009	2008		2009	2008
7,303	8,129	6,189	Net Income	28,982	32,988
9,378	5,529	9,427	(+) Adjustments	22,856	16,964

3,746	4,201	3,587	Depreciation & Amortization	14,767	11,632
(719)	471	1,288	Charges on Financing and Connected Companies	117	4,033
928	(394)	(1,948)	Minority interest	2,752	(2,089)
(310)	396	1,106	Result of Equity Income	84	874
679	1,329	3,797	Income Tax and deffered contributions	805	4,770
(1,782)	(897)	5,815	Inventory Variation	(3,000)	(1,413)
388	20	4,438	Accounts Receivable Variation	(360)	(193)
1,105	1,564	(2,589)	Supplier Variation	1,210	603
384	194	505	Pension and Health Plan Variation	1,052	1,546
1,721	(2,305)	(6,840)	Tax Variation	623	(3,642)
305	1,202	590	Write-off of dry wells	2,264	1,524
412	594	2,406	Impairment	1,144	2,658
2,521	(846)	(2,728)	Other Adjustments	1,398	(3,339)

16,681	13,658	15,616	(=) Cash Generated by Operating Activities	51,838	49,952
(18,446)	(19,658)	(18,891)	(-) Cash used in Investment Activities	(70,280)	(53,425)

(9,333)	(8,100)	(8,897)	Investment in E&P	(32,096)	(26,008)
(5,077)	(6,267)	(5,210)	Investment in Refining and Transportation	(19,413)	(13,350)
(2,533)	(3,377)	(1,658)	Investment in Gas and Energy	(10,478)	(6,141)
(141)	(222)	(235)	Investiments in Distribution	(581)	(1,179)
(1,208)	(1,158)	(1,753)	Investment in International Segment	(6,391)	(5,440)
43	13	(910)	Marketable Securities	387	(274)
12	22	146	Dividends	68	232
(209)	(569)	(374)	Other investments	(1,776)	(1,265)

(1,765)	(6,000)	(3,275)	(=) Free cash flow	(18,442)	(3,473)
22,015	4,475	8,230	(-) Cash used in Financing Activities	31,627	5,624

25,441	10,080	8,256	Financing	47,067	11,837
(3,426)	(5,605)	(26)	Dividends	(15,440)	(6,213)

(234)	233	158	(+) FX effect in cash and cash equivalents	(278)	667

20,016	(1,292)	5,113	(=) Cash generated in the period	12,907	2,818

10,072	30,088	10,776	Cash at the Beginning of Period	15,889	13,071
30,088	28,796	15,889	Cash at the End of Period	28,796	15,889

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

Statement of Added Value – Consolidated

	R$ million
	Fiscal Year
	2009	2008
Revenue
Sale of products and services*	234,759	268,769
Assets construction	56,556	47,164

	291,315	315,933

Materials acquisitions from third parties
Raw Materials Used	(34,994)	(47,891)
Products for Resale	(25,108)	(40,756)
Energy, Services & Other	(63,737)	(52,591)
Tax	(17,508)	(22,836)
Impairment	(1,144)	(2,658)

	(142,491)	(166,732)

Gross Added Value	148,824	149,201

Retentions
Depreciation & Amortization	(14,767)	(11,632)

Net Added Value produced by company	134,057	137,569

Added Value Received
Equity Income Result	(84)	(116)
Financial Revenue - including monetary and exchange variation	3,505	3,494
Goodwill & discount amortization	-	(758)
Rent and Royalties and other	1,213	1,294

	4,634	3,914

Added Value to Distribute	138,691	141,483

Distribution of Added Value

Personnel and administratives
Salaries/Sharing Profit
Salaries	10,216	9,104
Employees Sharing Profit	1,495	1,345
Benefits
Advantages	683	835
Health, Retirement and Pension Plan	2,590	2,642
FGTS	673	601

	15,657	14,527

Tax
Federal Government	48,514	57,457
States	24,668	22,339
Municipal	156	148
Foreign states	4,795	5,169

	78,133	85,113

Financial Institutions and Suppliers
Interest, FX Rate and Monetary Variation	7,153	1,891
Rent and freight expenses	6,014	9,054

	13,167	10,945

Shareholders
Interest on Own Capital	7,195	7,019
Dividends	1,141	2,895
Minority Interest	2,752	(2,089)
Retained Earnings	20,646	23,073

	31,734	30,898

Distributed Added Value	138,691	141,483

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.
* Net of Provisions for Doubtful Debts.

Consolidated Statement by Business Area (1) - 2009

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Net Operating Revenues	76,183	146,768	11,627	58,277	21,168	-	(131,313)	182,710

Intersegments	75,252	49,405	1,842	1,347	3,467	-	(131,313)	-
Third Parties	931	97,363	9,785	56,930	17,701	-	-	182,710
Cost of Goods Sold	(39,139)	(120,861)	(8,293)	(53,124)	(17,157)	-	129,537	(109,037)

Gross Profit	37,044	25,907	3,334	5,153	4,011	-	(1,776)	73,673
Operating Expenses	(7,072)	(5,425)	(1,793)	(3,118)	(3,198)	(7,199)	260	(27,545)
Sales, General & Administrative	(660)	(4,672)	(973)	(3,126)	(1,694)	(3,627)	190	(14,562)
Taxes	(94)	(93)	(30)	(26)	(164)	(250)	(1)	(658)
Exploratory Costs	(2,521)	-	-	-	(937)	-	-	(3,458)
Loss on recovery assets	(551)	-	-	-	7	-	-	(544)
Research & Development	(516)	(337)	(64)	(10)	(4)	(433)	-	(1,364)
Health and Pension Plans	-	-	-	-	-	(1,370)	-	(1,370)
Other	(2,730)	(323)	(726)	44	(406)	(1,519)	71	(5,589)

Operating Profit (Loss)	29,972	20,482	1,541	2,035	813	(7,199)	(1,516)	46,128
Net of Interest Income (Expenses)	-	-	-	-	-	(2,838)	-	(2,838)
Equity Income	-	170	55	(22)	(287)	-	-	(84)

Income (Loss) Before Taxes and Minority	29,972	20,652	1,596	2,013	526	(10,037)	(1,516)	43,206
Interests
Income Tax & Social Contribution	(10,024)	(6,874)	(504)	(658)	(540)	8,107	516	(9,977)
Minority Interests	141	(180)	(122)	-	(159)	(2,432)	-	(2,752)
Employees Profit Sharing	(488)	(267)	(56)	(101)	(47)	(536)	-	(1,495)

Net Income (Loss)	19,601	13,331	914	1,254	(220)	(4,898)	(1,000)	28,982

Consolidated Statement by Business Area - 2008

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR	ELIMIN.	TOTAL
Net Operating Revenues	106,226	173,176	15,988	55,763	22,464	-	(158,499)	215,118

Intersegments	104,454	48,550	2,237	1,358	1,900	-	(158,499)	-
Third Parties	1,772	124,626	13,751	54,405	20,564	-	-	215,118
Cost of Goods Sold	(43,633)	(172,115)	(14,178)	(51,130)	(19,414)	-	158,847	(141,623)

Gross Profit	62,593	1,061	1,810	4,633	3,050	-	348	73,495
Operating Expenses	(5,361)	(5,659)	(2,339)	(2,800)	(4,344)	(7,315)	273	(27,545)
Sales, General & Administrative	(729)	(4,977)	(970)	(2,813)	(1,699)	(3,487)	266	(14,409)
Taxes	(110)	(114)	(68)	(22)	(273)	(276)	-	(863)
Exploratory Costs	(2,550)	-	-	-	(944)	-	-	(3,494)
Impairment	(603)	-	-	-	(330)	-	-	(933)
Research & Development	(899)	(277)	(73)	(14)	(5)	(438)	-	(1,706)
Health and Pension Plan	-	-	-	-	-	(1,427)	-	(1,427)
Other	(470)	(291)	(1,228)	49	(1,093)	(1,687)	7	(4,713)

Operating Profit (Loss)	57,232	(4,598)	(529)	1,833	(1,294)	(7,315)	621	45,950
Net of Interest Income (Expenses)	-	-	-	-	-	3,129	-	3,129
Equity Income	-	(555)	18	77	(414)	-	-	(874)

Income (Loss) Before Taxes and Minority
Interests	57,232	(5,153)	(511)	1,910	(1,708)	(4,186)	621	48,205
Income Tax & Social Contribution	(19,307)	1,658	194	(597)	(355)	2,656	(211)	(15,962)
Minority Interest	137	164	43	-	301	1,445	-	2,090
Employees Profit Sharing	(445)	(281)	(41)	(79)	(97)	(402)	-	(1,345)

Net Income (Loss)	37,617	(3,612)	(315)	1,234	(1,859)	(487)	410	32,988

(1) Biofuel results are included in the corporate group.

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

EBITDA(1)(2) Consolidated Statement by Business Area - 2009

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Operating Profit (3)	29,484	20,215	1,485	1,934	766	(7,735)	(1,516)	44,633
Depreciation / Amortization	8,162	2,860	906	330	1,995	514	-	14,767
Impairment	551	-	-	-	(7)	-	-	544

EBITDA	37,646	23,075	2,391	2,264	2,761	(7,221)	(1,516)	59,944

Statement of Other Operating Income (Expenses)(2) - 2009

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Losses and Contingencies related to Lawsuit	(2,119)	(143)	(63)	(41)	(38)	(95)	-	(2,499)
Institutional relations and cultural projects	(67)	(38)	(10)	(108)	-	(847)	-	(1,070)
Non programmed stoppages in installations and production equipment	(571)	(158)	-	-	(19)	-	-	(748)
Operational expenses with thermoelectric	-	-	(610)	-	-	-	-	(610)
Inventory adjustment	-	(184)	-	-	(397)	(28)	-	(609)
Labor Agreement	(206)	(101)	(9)	-	(9)	(162)	-	(487)
HSE Expenses	(97)	(60)	(4)	-	-	(194)	-	(355)
Contractual losses from ship-or-pay transport services	-	-	-	-	(53)	-	-	(53)
Fines and Contractual Charges	-	(2)	(46)	-	(28)	-	-	(76)
Incentive, Donations and Governamental Subvention	150	499	-	-	-	-	-	649
Other	180	(136)	16	193	138	(193)	71	269

	(2,730)	(323)	(726)	44	(406)	(1,519)	71	(5,589)

Statement of Other Operating Income (Expenses) - 2008

	R$ MILLION

	E&P	SUPPLY .	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR	ELIMIN.	TOTAL

Losses and Contingencies related to Lawsuit	(37)	(90)	(23)	(21)	(166)	(166)	-	(503)
Institutional relations and cultural projects	(79)	(57)	(11)	(77)	-	(1,004)	-	(1,228)
Non programmed stoppages in installations and production equipment	(121)	(85)	-	-	-	-	-	(206)
Operational expenses with thermoelectric	-	-	(593)	-	-	-	-	(593)
Inventory adjustment	-	(560)	(122)	-	(658)	-	-	(1,340)
Labor Agreement	(257)	(82)	(19)	-	(18)	(167)	-	(543)
HSE Expenses	(68)	(61)	(4)	-	-	(250)	-	(383)
Contractual losses from ship-or-pay transport services	-	-	-	-	(101)	-	-	(101)
Fines and Contractual Charges	-	-	(434)	-	-	-	-	(434)
Incentive, Donations and Governamental Subvention	94	552	-	-	-	-	-	646
Other	(2)	92	(22)	147	(150)	(100)	7	(28)

	(470)	(291)	(1,228)	49	(1,093)	(1,687)	7	(4,713)

(1) Operating income before the financial result and equity income, excluding depreciation/amortization.
(2) Biofuel results are included in the corporate group.
(3) Adjusted for the inclusion of provisions for the employees’ profit sharing program.
Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

	R$ MILLION

	E&P	SUPPLY .	GAS & ENERGY	DISTRIB.	INTERN	CORPOR.	ELIMIN.	TOTAL

Net Income (Loss) by Business Segment	29,972	20,482	1,541	2,035	813	(7,199)	(1,516)	46,128
	-	-	-	-	-	-	-	-
Extraordinary Itens:	-	-	-	-	-	-	-	-
Lawsuit Agreement with ANP(National Petroleum
Agency) without Special Participation	2,065	-	-	-	-	-	-	2,065
Losses on recovery of assets	-	184	-	-	397	28	-	609
Amendment to Gas Purchase & Sale Agreement	-	-	175	-	-	-	-	175
Impairment	551	-	-	-	(7)	-	-	544
Extraordinary Items Subtotal	2,616	184	175	-	390	28	-	3,393

Operating Income (Loss) by business Segment
before Extraordinary Items	32,588	20,666	1,716	2,035	1,203	(7,171)	(1,516)	49,521

Net Income (Loss)	19,601	13,331	914	1,254	(220)	(4,898)	(1,000)	28,982
Extraordinary Itens:	2,616	184	175	-	390	28	-	3,393
Taxes Effects	(702)	-	(60)	-	-	-	-	(762)

Net Income without Extraordinary Items effects	21,515	13,515	1,029	1,254	170	(4,870)	(1,000)	31,613

Demonstração Consolidada dos ¥tens Extraordinários por Área de Negócio - 2008

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Operating Income (Loss) by Business Segment	57,232	(4,598)	(529)	1,833	(1,294)	(7,315)	621	45,950
	-	-	-	-	-	-	-	-
Extraordinary Itens:	-	-	-	-	-	-	-	-
Contractual fines	-	-	434	-	-	-	-	434
Provision with Royalties Litigation	-	-	-	-	161	-	-	161
Impairment	603	-	-	-	330	-	-	933
Losses on recovery of assets	-	560	122	-	658	-	-	1,340
Extraordinary Items Subtotal	603	560	556	-	1,149	-	-	2,868

Operating Income (Loss) without Extraordinary
Itens Effects	57,835	(4,038)	27	1,833	(145)	(7,315)	621	48,818

Net Income (Loss) by Business Segment	37,617	(3,611)	(315)	1,234	(1,860)	(487)	410	32,988
Extraordinary Itens:	603	560	556	-	1,149	-	-	2,868
Taxes Effects	-	-	(147)	-	-	-	-	(147)

Net Income without Extraordinary Items effects	38,220	(3,051)	94	1,234	(711)	(487)	410	35,709

Consolidated Assets by Business Area(1) - 12.31.2009

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	129,981	87,121	44,411	10,951	27,755	55,897	(10,509)	345,607

CURRENT ASSETS	6,515	27,587	5,057	5,668	5,086	36,176	(9,415)	76,674

CASH AND CASH EQUIVALENTS	-	-	-	-	-	28,796	-	28,796
OTHER	6,515	27,587	5,057	5,668	5,086	7,380	(9,415)	47,878
NON-CURRENT ASSETS	123,466	59,534	39,354	5,283	22,669	19,721	(1,094)	268,933

LONG-TERM ASSETS	4,410	2,403	2,397	1,060	2,430	14,806	(1,126)	26,380
PROPERTY, PLANTS AND EQUIPMENT	117,872	53,637	35,620	3,504	15,701	3,897	-	230,231
OTHER	1,184	3,494	1,337	719	4,538	1,018	32	12,322

Consolidated Assets by Business Area(1) - 09.30.2009

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	128,863	78,964	41,689	10,490	28,225	54,876	(9,317)	333,790

CURRENT ASSETS	7,089	25,446	4,655	5,582	5,049	36,868	(8,970)	75,719

CASH AND CASH EQUIVALENTS	-	-	-	-	-	30,088	-	30,088
OTHERS	7,089	25,446	4,655	5,582	5,049	6,780	(8,970)	45,631
NON-CURRENT ASSETS	121,774	53,518	37,034	4,908	23,176	18,008	(347)	258,071

LONG-TERM ASSETS	4,092	2,203	2,173	875	2,494	13,747	(380)	25,204
PROPERTY, PLANTS AND EQUIPMENT	114,446	47,590	33,510	3,312	15,878	3,141	-	217,877
OTHER	3,236	3,725	1,351	721	4,804	1,120	33	14,990

Consolidated Assets by Business Area - 12.31.2008

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	116,175	64,783	36,180	10,321	33,243	40,582	(9,120)	292,164

CURRENT ASSETS	5,881	23,620	5,344	5,681	5,848	25,008	(7,807)	63,575

CASH AND CASH EQUIVALENTS	-	-	-	-	-	15,889	-	15,889
OTHERS	5,881	23,620	5,344	5,681	5,848	9,119	(7,807)	47,686
NON-CURRENT ASSETS	110,294	41,163	30,836	4,640	27,395	15,574	(1,313)	228,589

LONG-TERM ASSETS	4,188	1,891	2,323	735	1,335	11,997	(1,214)	21,255
PROPERTY, PLANTS AND EQUIPMENT	102,290	35,845	27,025	3,193	20,084	2,361	(44)	190,754
OTHER	3,816	3,427	1,488	712	5,976	1,216	(55)	16,580

(1) Biofuel results are included in the corporate group.

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

Consolidated Results by International Business Area - 2009

	R$ MILLION INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

ASSETS (12.31.2009)	19,865	5,566	2,435	1,163	3,910	(5,184)	27,755

Income Statement
Net Operating Revenues	5,766	11,971	1,785	5,416	29	(3,799)	21,168

Intersegments	4,025	2,822	325	89	9	(3,803)	3,467
Third Parties	1,741	9,149	1,460	5,327	20	4	17,701
Operating Profit (Loss)	1,149	(106)	253	45	(582)	54	813
Net Income (Loss)	766	(185)	219	44	(1,118)	54	(220)

Consolidated Results by International Business Area

	R$ MILLION INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

ASSETS (09.30.2009)	20,030	6,037	2,332	1,220	3,447	(4,841)	28,225

Income Statement - Jan-Mar/2008
Net Operating Revenues	5,204	14,838	1,880	4,925	4	(4,387)	22,464

Intersegments	2,696	3,113	386	134	-	(4,429)	1,900
Third Parties	2,508	11,725	1,494	4,791	4	42	20,564
Operating Profit (Loss)	523	(1,253)	310	(15)	(853)	(6)	(1,294)
Net Income (Loss)	(128)	(1,406)	179	(11)	(488)	(6)	(1,860)

ASSETS (12.31.2008)	24,207	6,387	3,245	859	4,104	(5,559)	33,243

Income Statement – Parent Company

R$ million
4th Quarter				Fiscal Year
3Q-2009	2009	2008		2009	2008

46,069	45,924	52,040	Gross Operating Revenues	175,571	207,990
(10,803)	(11,317)	(11,635)	Sales Deductions	(41,537)	(46,280)

35,266	34,607	40,405	Net Operating Revenues	134,034	161,710
(20,303)	(20,552)	(26,674)	Cost of Products Sold	(76,096)	(97,344)

14,963	14,055	13,731	Gross Profit	57,938	64,366
			Operating Expenses
(1,552)	(1,402)	(1,822)	Sales	(6,245)	(6,326)
(1,405)	(1,238)	(1,451)	General & Administrative	(5,029)	(5,017)
(665)	(311)	(849)	Exploratory Cost	(2,521)	(2,551)
-	(552)	(603)	Impairment	(552)	(603)
(414)	(240)	(432)	Research & Development	(1,352)	(1,690)
(98)	(64)	(196)	Taxes	(321)	(426)
(313)	(323)	(336)	Health and Pension Plans	(1,295)	(1,344)
(2,876)	(1,464)	(660)	Other	(5,663)	(3,366)

(7,323)	(5,594)	(6,349)		(22,978)	(21,323)

			Net Financial
1,596	1,152	1,511	Income	6,312	5,992
(2,197)	(822)	(2,120)	Expenses	(6,959)	(7,051)
928	273	215	Net Monetary Variation	1,585	17
(2,009)	(496)	5,371	Net Exchange Variation	(7,604)	8,239

(1,682)	107	4,977		(6,666)	7,197

(9,005)	(5,487)	(1,372)		(29,644)	(14,126)
2,608	1,262	(479)	Paticipation in Equity Income	7,898	2,252

8,566	9,830	11,880	Operating Income	36,192	52,492
(1,334)	(1,149)	(2,154)	Income Tax / Social Contribution	(5,609)	(14,884)
(331)	(305)	(111)	Employees Profit Sharing	(1,270)	(1,138)

6,901	8,376	9,615	Net Income	29,313	36,470

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

Balance Sheet – Parent Company

Assets	R$ million
	12.31.2009	09.30.2009	12.31.2008

Current Assets	58,101	63,447	51,257

Cash and Cash Equivalents	16,798	20,939	11,268
Marketable Securities	1,718	4,357	-
Accounts Receivable	12,844	14,106	17,370
Inventories	16,187	16,318	13,848
Dividends Receivable	2,509	70	988
Taxes Recoverable	6,345	5,249	6,273
Other	1,700	2,408	1,510
Non-current Assets	257,223	261,050	259,754

Long-term Assets	69,096	80,491	107,619

Oil & Alcohol Account	817	817	810
Subsidiaries and affiliated companies	49,184	60,677	91,089
Structured Projects	2,330	3,299	2,039
Marketable Securities	4,180	4,161	3,598
Deferred Taxes and Social Contribution	8,935	8,142	6,615
Judicial Deposits	1,691	1,514	1,542
Anticipated Expenses	689	485	445
Other	1,270	1,396	1,481

Investments	35,318	34,947	28,307
Property, plant and equipment	148,449	141,180	119,207
Intangible	3,747	3,741	3,782
Deferred	613	691	839

Total Assets	315,324	324,497	311,011

Liabilities	R$ million

	12.31.2009	09.30.2009	12.31.2008

Current Liabilities	81,139	98,096	111,698

Short-term Debt	3,123	1,800	2,506
Risk and assets control	3,557	5,007	5,053
Suppliers	41,519	48,804	72,032
Taxes & Social Contribution Payable	10,333	7,499	10,538
Dividends / Interest on Own Capital	2,333	4,171	9,915
Structured Projects	351	354	401
Health and Pension Plan	1,123	1,110	1,072
Clients Anticipation	134	315	298
Receivable Cash Flow	14,318	21,983	5,765
Other	4,348	7,053	4,118
Long-term Liabilities	70,306	66,791	55,262

Long-term Debt	26,004	22,077	11,457
Risk and assets control	10,904	10,142	12,702
Subsidiaries and affiliated companies	905	740	1,101
Pension plan	3,051	3,064	2,966
Health Care Benefits	10,344	10,184	9,510
Deferred Taxes & Social Contribution	14,037	13,913	10,822
Provision for abandonment	4,525	6,179	5,976
Other	536	492	728
Shareholders' Equity	163,879	159,610	144,051

Capital	78,967	78,967	78,967
Capital Reserves	84,912	80,643	65,084

Total Liabilities	315,324	324,497	311,011

1. Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured through the generation of current taxes, duties and social contributions, totaled R$ 59,057 million.

R$ million
4th Quarter					Fiscal Year
3Q-2009	2009	2008	4Q09 X 3Q09 (%)		2009	2008	2009 X 2008 (%)
				Economic Contribution - Country
6,131	6,542	6,222	7	Value Added Tax on Sales and Service	24,705	23,110	7
1,680	1,828	1,556	9	CIDE (1)	5,746	5,409	6
3,045	3,315	5,447	9	PASEP/COFINS	12,497	12,739	(2)
2,767	1,971	1,496	(29)	Income Tax & Social Contribution	9,144	15,484	(41)
609	513	(263)	(16)	Other	2,622	1,428	84

14,232	14,169	14,458	-	Subtotal Country	54,714	58,170	(6)

1,199	960	1,248	(20)	Economic Contribution - Foreign	4,343	4,438	(2)

15,431	15,129	15,706	(2)	Total	59,057	62,608	(6)

(1) CIDE – Economic Domain Contribution Charge.
Certain figures relating to previous periods have been reclassified to bring them into line with the current accounting practices set forth in Laws 11638/07 and 11941/09, thereby facilitating comparisons.

2. Government Take

R$ million
4th Quarter					Fiscal Year
3Q-2009	2009	2008	4Q09 X 3Q09 (%)		2009	2008	2009 X 2008 (%)
				Country
2,187	2,335	1,934	7	Royalties	8,122	10,179	(20)
2,418	2,672	2,073	11	Special Participation	8,308	11,478	(28)
32	31	32	(3)	Surface Rental Fees	129	117	10
2,048	17	-	(99)	ANP Agreement	2,065	-	-

6,685	5,055	4,039	(24)	Subtotal Country	18,624	21,774	(14)

124	124	229	-	Foreign	452	731	(38)
6,809	5,179	4,268	(24)	Total	19,076	22,505	(15)

The government take in the country in 2009 fell by 14% over 2008, due to the decline in the reference price for local oil, which came to R$ 105.78 in 2009, versus R$ 141 in 2008, reflecting international oil prices behavior. The changes in tax rates due to the increased output from the new production systems were insufficient to offset the impact of the international economic scenario.

Excluding the effect of the ANP agreement, the government take in the country in 4Q-2009 increased by 9% over 3Q-2009, due to the upturn in the reference price for local oil, which totaled R$ 118.64 in 4Q-2009, versus R$ 115.71 in the 3Q-2009, reflecting the recovery of the main international oil prices.

3. Foreign Exchange Exposure

Assets	R$ million
	12.31.2009	09.30.2009	12.31.2008

Current Assets	5,581	6,829	7,573

Cash and Cash Equivalents	4,035	2,273	4,643
Other Current Assets	1,546	4,556	2,930

Non-current Assets	17,876	22,791	30,766

Amounts invested abroad by
partner companies, in the international segment,
in E&P equipments to be used in Brazil and in
commercial activities.	16,759	20,838	30,052
Long-term Assets	304	390	525
Investments	-	-	-
Property, plant and equipment	813	1,563	189

Total Assets	23,457	29,620	38,339

Liabilities	R$ million
	12.31.2009	09.30.2009	12.31.2008

Current Liabilities	(11,977)	(15,601)	(9,063)

Short-term Financing	(10,303)	(9,542)	(3,345)
Suppliers	(1,088)	(4,410)	(4,387)
Others Current Liabilities	(586)	(1,649)	(1,331)

Long-term Liabilities	(15,203)	(12,452)	(12,470)

Long-term Financing	(15,125)	(12,302)	(11,292)
Others Long-term Liabilities	(78)	(150)	(1,178)

Total Liabilities	(27,180)	(28,053)	(21,533)

Net Assets (Liabilities) in Reais	(3,723)	1,567	16,806

( + ) Investment Funds - Exchange	-	5	2
( - ) FINAME Loans - dollar indexed reais	(179)	(284)	(344)
( - ) BNDES Loans - dollar indexed reais	(25,368)	(24,876)	-

Net Assets (Liabilities) in Reais	(29,270)	(23,588)	16,464

* The results of investments in Exchange Funds are booked under Financial Revenue.

www.petrobras.com.br/ri
For further information: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ I Ph.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers should not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2010

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.